

September 5, 2014

Via E-mail
David A. Brooks
Chief Operating Officer
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re: Ashford Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 15, 2014**
> **File No. 333-197191**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have considered your response to comment 2 in our letter dated July 22, 2014 and view the spin-off of Ashford LLC by Ashford Trust OP as a "sale" of the Ashford LLC common units by Ashford Trust OP. Please tell us if there is an exemption from registration you may rely on for the distribution by Ashford Trust OP of common units of Ashford LLC to its limited partners.

Business of Ashford LLC, page 83

2. We note your revisions here in response to comment 11 in our letter dated July 22, 2014. Please further expand your disclosure of this entity's historical operations and the nature of the subsidiary's activities at this juncture, including a discussion of any material operational expenses included to date to establish AIM. Please also confirm that you currently have no assets under management. We also note from your response that you

intend to register as an investment advisor under the Investment Adviser Act of 1940. Please tell us when you intend to file a Form ADV. In addition, we have referred your response to the Division of Investment Management, which may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David A. Brooks
Ashford Inc.
September 5, 2014
Page 3

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Muriel C. McFarling
        Andrews Kurth LLP